The Daiei, Inc.

Osaka

9-1 Toyotsu-cho
Suita, Osaka
564 Japan
Telex : 523-8422 DAIEI-J
Cable : DAIEI INC SUITA

Tokyo
Hamamatsucho Office Center
2-4-1, Shibakouen
Minato-ku Tokyo
105, Japan
Telex : 242-8314 DATKY-J
Cable : DAIEI HOC


Daiei

Ref No.

82-230


05007402


SEC MAIL PROCESSING
RECEIVED
APR 18 2005
WASH, D.C. 202 SECTION

April 15, 2005

SUPPL

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith a copy of our Press Announcement made here on April 15, 2005, which includes the Company's business results for the year ended February 28, 2005.

Yours faithfully,

PROCESSED
APR 26 2005
THOMSON
FINANCIAL

Yasukazu Jóho
Divisional Manager
Finance Division
The Daiei, Inc.

dlw 4/26

PRESS ANNOUNCEMENT (TRANSLATION)

April 15, 2005
The Daiei, Inc.
4-1-1, Minatojima Naka-machi
Chuo-ku, Kobe, Hyogo 650-0046
Japan
(URL: http://www.daiei.co.jp)


SEC MAIL PROCESSING SECTION
RECEIVED
APR 18 2005
WASH, D.C. 202

- Securities code No.8263
- The Shares of the Company are listed on the first section of the Stock Exchange in Tokyo, Osaka and Nagoya, and on the Stock Exchange in Fukuoka and Sapporo.
- Annual Closing date: The last day of February
- Interim dividends may be payable
- We adopt a single unit share system; 1 unit = 500 shares
- Representative: Yoshiaki Takahashi, Acting President
- Inquiries relating to this announcement should be made to:

Mr. Eisuke Nagai
Divisional Manager
Accounting Division
(Tel.) +81-3-3433-9535 Tokyo, Japan

The Daiei, Inc. has announced the non-consolidated and consolidated business results for the fiscal year ended February 28, 2005.

Notes

As far as non-consolidated financial data are concerned, any fractional sums of less than one million yen are rounded.

1. The financial statements of the fiscal year ended February 28, 2005 were approved at the meeting of the Board of Directors held on April 15, 2005.

2. The ordinary general meeting of shareholders is to be held on May 26, 2005

I. NON-CONSOLIDATED

1. Non-consolidated business results (from March 1, 2004 to February 28, 2005)

(1) Business results

	For the year ended		Increase
	February 29, 2004	February 28, 2005	(decrease) [%]
	[In millions of yen]		
Operating revenues	1,430,257	1,308,149	(8.5)
Operating income	13,731	3,361	(75.5)
Ordinary profit	16,645	5,326	(68.0)
Net income or (loss)	14,581	(473,699)	—
	[In yen]		
Net income or (loss) per share	17.71	(729.20)	
Diluted earning or (loss) per share	9.08	—	
Ratio of net income to Shareholders' equity (%)	15.0	—	
Ratio of ordinary profit to:			
Total assets (%)	1.2	0.4	
Operating revenues (%)	1.2	0.4	

Notes

(a) Number of shares average (For preferred shares, please refer to the page 5. *1)

	Common shares in thousands
As of February 28, 2005	448,834
As of February 29, 2004	422,880

(b) Accounting changed during this fiscal year

(c) Used formula of non-consolidated operations for the year ended February 28, 2005

Net income per share

Net income for common shares／(Number of outstanding common shares average for the year ended February 28, 2005＋Number of shares converted from convertible participatory shares under if converted method)

Diluted earning per share

Net income for common shares／(Number of outstanding common shares average for the year ended February 28, 2005＋Number of shares converted from convertible participatory shares under if converted method + Number of diluted shares)

*Class A preferred shares and Class G preferred shares correspond to convertible participatory shares.

(2)Dividends

	For the year ended	
	February 29, 2004	February 28, 2005
	[In yen]	
Year-end dividends per share	0.00	0.00
Interim dividends per share	0.00	0.00
Annual dividends per share	0.00	0.00
Total amount of annual dividends (In millions of yen)	0	0
Ratio of dividends to net earnings (%)	—	—
Ratio of dividends to shareholders' equity (%)	—	—

(3)Financial condition

	As of February 29, 2004	As of February 28, 2005
	[In millions of yen]	
Total assets	1,421,553	1,136,124
Shareholders' equity	106,379	(369,351)
Ratio of shareholders' equity to total assets (%)	7.5	(32.5)
	[In yen]	
Net worth per share	(281.25)	(1,337.01)

Notes

(a)Number of outstanding shares (For preferred shares, please refer to page 5. *2)

	Common shares in thousands
As of February 28, 2005	449,769
As of February 29, 2004	446,626

(b)Number of treasury shares

	Common shares in thousands
As of February 28, 2005	148
As of February 29, 2004	3,291

(c) Used formula of non-consolidated operations for the year ended February 28, 2005

Net worth per share

Shareholders' equity as of February 28, 2005 for common shares／Number of outstanding common shares as of February 28, 2005

2. Forecast of non-consolidated operations for the year ending February 28, 2006 :

	For the six months ending August 31, 2005	For the year ending February 28, 2006
	[In millions of yen]	
Operating revenues	610,000	1,170,000
Ordinary profit	(6,000)	2,000
Net income	410,000	400,000
	[In yen]	
Year- end dividends per share		0
Annual dividends per share		0

Notes

(a) Fluctuations in number of outstanding shares are expected during the fiscal year ending February 28, 2006 due to the reverse share split and new share issuance, thus the forecast of net income per share is not calculated.

(b) As the above forecast is based on the information available as of the date of this announcement, actual result is subject to the various factors in future.

*1 Number of outstanding shares average (non-consolidated)

	As of February 29, 2004	As of February 28, 2005
	[In thousands of shares]	
Common shares	422,880	448,834
Class-A preferred shares	4,500	4,500
Class-B preferred shares	4,500	4,500
Class-D (1) preferred shares	20,000	20,000
Class-D (2) preferred shares	20,000	20,000
Class-E preferred shares	50,000	50,000
Class-F preferred shares	80,000	80,000
Class-G preferred shares	50,000	50,000

*2 Number of outstanding shares outstanding at the end of the period (non-consolidated)

	As of February 29, 2004	As of February 28, 2005
	[In thousands of shares]	
Common shares	446,626	449,769
Class-A preferred shares	4,500	4,500
Class-B preferred shares	4,500	4,500
Class-D (1) preferred shares	20,000	20,000
Class-D (2) preferred shares	20,000	20,000
Class-E preferred shares	50,000	50,000
Class-F preferred shares	80,000	80,000
Class-G preferred shares	50,000	50,000

Ⅱ. CONSOLIDATED

1. Consolidated business results (from March 1, 2004 to February 28, 2005)

(1) Business results

	For the year ended		Increase
	February 29, 2004	February 28, 2005	(decrease) [%]
	[In millions of yen]		
Operating revenues	1,993,619	1,833,818	(8.0)
Operating income	51,655	42,390	(17.9)
Ordinary profit	31,500	7,301	(76.8)
Net income or (loss)	18,148	(511,198)	—
	[In yen]		
Net income per share	23.30	(806.43)	
Diluted earning per share	11.62	—	
Ratio of net income to Shareholders' equity (%)	23.5	—	
Ratio of ordinary profit to:			
Total assets (%)	1.4	0.4	
Operating revenues (%)	1.6	0.4	

Notes

(a) Equity in net profit of affiliates

	[In millions of yen]
For the year ended February 28, 2005	(17,399)
For the year ended February 29, 2004	930

(b) Number of shares average (consolidated)

Please refer to the page 9.

(c) Accounting changed during this fiscal year

(d) Used formula of consolidated operations for the year ended February 28, 2005

Net income per share

Net income for common shares／(Number of outstanding common shares average for the year ended February 28, 2005＋Number of shares converted from convertible participatory shares under if converted method)

Diluted earning per share

Net income for common shares／(Number of outstanding common shares average for the year ended February 28, 2005＋Number of shares converted from convertible participatory shares under if converted method + Number of diluted shares)

*Class A preferred shares and Class G preferred shares correspond to convertible participatory shares.

(2)Financial condition

	As of February 29, 2004	As of February 28, 2005
	[In millions of yen]	
Total assets	2,260,782	1,626,800
Shareholders' equity	88,525	(412,098)
Ratio of shareholders' equity to total assets (%)	3.9	(25.3)
	[In yen]	
Net worth per share	(354.30)	(1,457.04)

Notes

(a) Number of outstanding shares (Consolidated)

Please refer to the page 9.

(b) Used formula of consolidated operations for the year ended February 28, 2005

Net worth per share

Shareholders' equity as of February 28, 2005 for common shares／Number of outstanding common shares as of February 28, 2005

(3)Statement of cash flows [Increase (Decrease) in cash]

	As of February 29, 2004	As of February 28, 2005
	[In millions of yen]	
Operating activities	50,631	36,228
Investing activities	1,249	8,990
Financing activities	(1,509)	(36,466)
Cash and cash equivalents at the end of year	195,598	204,151

(4)Number of consolidated subsidiaries, unconsolidated subsidiaries and affiliates which are accounted for using the equity method.

	2004	Increase	Decrease
Consolidated subsidiaries	96	1	6
Unconsolidated subsidiaries for using the equity method	—	—	—
Affiliates for using the equity method	13	1	1

2. Forecast of consolidated operations for the year ending February 28, 2006:

	For the six months ending August 31, 2005	For the year ending February 28, 2006
	[In millions of yen]	
Operating revenues	860,000	1,670,000
Ordinary profit	2,000	23,000
Net income	410,000	403,000

Notes

(a) Fluctuations in number of outstanding shares are expected during the fiscal year ending February 28, 2006 due to the reverse share split and new share issuance, thus the forecast of net income per share is not calculated.

(b) As the above forecast is based on the information available as of the date of this announcement, actual result is subject to the various factors in future.

*1 Number of outstanding shares average (consolidated)

	As of February 29, 2004	As of February 28, 2005
	[In thousands of shares]	
Common shares	378,598	433,120
Class-A preferred shares	4,500	4,500
Class-B preferred shares	4,500	4,500
Class-D (1) preferred shares	20,000	20,000
Class-D (2) preferred shares	20,000	20,000
Class-E preferred shares	50,000	50,000
Class-F preferred shares	80,000	80,000
Class-G preferred shares	50,000	50,000

*2 Number of outstanding shares at the end of the period (consolidated)

	As of February 29, 2004	As of February 28, 2005
	[In thousands of shares]	
Common shares	404,942	442,058
Class-A preferred shares	4,500	4,500
Class-B preferred shares	4,500	4,500
Class-D (1) preferred shares	20,000	20,000
Class-D (2) preferred shares	20,000	20,000
Class-E preferred shares	50,000	50,000
Class-F preferred shares	80,000	80,000
Class-G preferred shares	50,000	50,000